SEC(05037103 :OMMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2005
DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LeCorgne Loewenbaum & Co., LLC

OFFICIAL USE ONLY
103772
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras Street, Suite 1850
(No. and Street)

New Orleans (City) LA (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew P. LeCorgne 504-582-2121
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Matthew P. LeCorgne, President ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LeCorgne Loewenbaum & Co., LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LeCorgne Loewenbaum & Co., LLC by:

Signature

President

Title

E. HOWELL CROSBY
Notary Public
NOTARY PUBLIC
STATE OF LOUISIANA
BAR ROLL NUMBER 14959
COMMISSION EXPIRES AT DEATH

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LECORGNE LOEWENBAUM & CO., LLC

December 31, 2004

Audit of Financial Statements

December 31, 2004

CONTENTS

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
LeCorgne Loewenbaum & Co., LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **LeCorgne Loewenbaum & Co., LLC** as of December 31, 2004, and the related statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LeCorgne Loewenbaum & Co., LLC** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 17, 2005

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT		
Cash	$	308,549
Employee Advances		547
Deposits		987
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $73,155		18,800
	$	328,883

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$	1,061
Total Liabilities		1,061
MEMBERS' EQUITY		
Members' Capital		2,422,160
Accumulated Deficit		(2,094,338)
Total Members' Equity		327,822
	$	328,883

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF LOSS
December 31, 2004

REVENUES	
Investment Banking Fees	$ 533,125
Reimbursed Expenses	82
Total Revenues	533,207
EXPENSES	
Employee Compensation and Benefits	366,694
Occupancy	55,986
Referral Fees	55,812
Other Expenses	46,513
Research and Education	23,137
Regulatory Fees and Expenses	23,143
Impairment or Loss on Disposal of Assets	14,814
Total Expenses	586,099
NET LOSS	$ (52,892)

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2004

	Members' Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2003	$ 2,448,400	$ (2,041,446)	$ 406,954
Net Loss for the Year 2004	-	(52,892)	(52,892)
Members' Contributions	-	-	-
Members' Distributions	(26,240)	-	(26,240)
BALANCE - DECEMBER 31, 2004	$ 2,422,160	$ (2,094,338)	$ 327,822

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2004

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

OPERATING ACTIVITIES	
Net Loss	$ (52,892)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:	
Depreciation	16,037
Impairment or Loss on Disposal of Assets	14,814
Decrease in Accounts Payable	(1,099)
Increase in Deposits	(860)
Decrease in Accrued Expenses	(8,220)
Decrease in Accrued Rent	(17,240)
Net Cash Used in Operating Activities	(49,460)
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(2,601)
Proceeds from Sale of Furniture and Equipment	1,000
Increase in Employee Receivables	(85)
Net Cash Used in Investing Activities	(1,686)
FINANCING ACTIVITIES	
Distributions to Members	(26,240)
Net Cash Used in Financing Activities	(26,240)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(77,386)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	385,935
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 308,549

The accompanying notes are an integral part of these financial statements.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

At December 31, 2004, **LECORGNE LOEWENBAUM & CO., LLC** was registered as a broker/dealer with the Securities and Exchange Commission and was a member of the National Association of Securities Dealers, Inc., specializing in merger and acquisition transactions, private placements of debt and equity securities, and financial advisory services.

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $16,037 for the year ended December 31, 2004.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses the costs of advertising as they are incurred.

NOTE B

OFF-BALANCE SHEET RISK

Periodically during the year ended December 31, 2004, the Company maintained balances in a financial institution in excess of the federally insured limit.

NOTE C

NET CAPITAL REQUIREMENTS

At December 31, 2004, the Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $307,488, which was $302,488 in excess of its required net capital of $5,000. The Company's net capital ratio was .003 to 1 at December 31, 2004.

NOTE D

SUBSEQUENT EVENT

On January 6, 2005, the Company elected to initiate the process of ceasing in an orderly fashion to do business. In this regard, the Company filed its Uniform Request for Broker-Dealer Withdrawal ("BDW") on January 25, 2005. The Company currently intends to sell its assets and to distribute its available capital in connection with the dissolution of the Company.

In light of the foregoing, the Members adopted a plan of liquidation and change to the liquidation basis of accounting, as of January 6, 2005. Under this method, assets are restated at their estimated realizable value and liabilities are reflected at their estimated settlement amounts. The estimated realizable values and settlement amounts may be different from the proceeds ultimately received or payments made in connection with the liquidation of the Company. As of December 31, 2004, there were no impairments that should be recognized as a result of adopting the liquidation basis of accounting.

LECORGNE LOEWENBAUM & CO., LLC
SUPPLEMENTARY INFORMATION
December 31, 2004

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 327,822
Deductions and/or Charges	
Furniture and Equipment	(18,800)
Receivables Not Held in Control Accounts	(547)
Other Assets	(987)
Net Capital	$ 307,488
AGGREGATE INDEBTEDNESS	$ 1,061
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 5,000
Excess of Net Capital	$ 302,488
Excess Net Capital at 1,000%	$ 306,988
Ratio: Aggregate Indebtedness to Net Capital	.003 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 307,488
Net Capital Per Above	$ 307,488

LECORGNE LOEWENBAUM & CO., LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k2(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k2(i) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k2(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k2(i) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k2(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k2(i) of Rule 15c3-3.

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
LeCorgne Loewenbaum & Co., LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **LeCorgne Loewenbaum & Co., LLC** for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **LeCorgne Loewenbaum & Co., LLC** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
WWW.LAPORTE.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members, the Board of Managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, State securities regulators and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 17, 2005